EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Jurisdiction of Incorporation
Maxim Integrated Products UK Limited	United Kingdom
Maxim Integrated Products GmbH	Germany
Maxim Gesellschaft fur elektronische Baustine GmbH	Germany
Maxim France SARL	France
Maxim Integrated Products Netherlands B.V.	Netherlands
Maxim Integrated Products GmbH	Austria
Maxim Integrated Products Holding Limited	Ireland
Maxim Integrated Products International Limited	Ireland
Maxim International Products International Sales Limited	Ireland
Maxim Overseas Technology SARL	Luxembourg
Maxim Japan Co., Ltd.	Japan
Maxim Integrated Products Korea Jusik Hoesa	Korea
Maxim Phil. Assembly Corporation	Philippines
Maxim Phil. Operating Corporation	Philippines
Maxim Phil. Holding Corporation	Philippines
Maxim Phil. Land Corporation *	Philippines

* This Subsidiary is 40% owned by the Registrant.

Maxim (I.P) Enterprise Solutions Corporation	Philippines
Maxim Integrated Products Switzerland AG	Switzerland
Maxim Integrated Products (Thailand) Co., Ltd.	Thailand

Maxim India Integrated Circuit Design Private Limited	India
Maxim Mikroelektronik Tasarim ve Gelistirme Ltd. Sti	Turkey
Maxim Nordic ApS	Denmark
Maxim Dallas/Direct, Inc.	Delaware
Maxim International Holding, Inc.	Delaware
L&L Engineering, LLC	New Hampshire
Maxim Technology Ltd.	Cayman Islands
Maxim Holding Company Ltd.	Cayman Islands
Dallas Semiconductor Corporation (Taiwan)	Delaware
Dallas Semiconductor Philippines, Inc.	Philippines
Maxim Integrated Products Asia Limited	Hong Kong
Chartec Laboratories A/S	Denmark
Chartec Laboratories Holding ApS	Denmark
Maxim Dallas (Shanghai) Semiconductor Trading Co. Ltd.	China
Mobilygen Corporation	California
Innova Card	France
Teridian Semiconductor Holding Corp.	Delaware
Teridian Semiconductor Intermediate Holdings Corp.	Delaware
Teridian Semiconductor Corp.	California
Phyworks Limited	United Kingdom
Phyworks Inc.	Delaware
Maxim Integrated products India Sales Pvt Ltd.	India
Maxim Integrated Products International Sales Japan GK	Japan
IPR, Limited	Cayman Islands
Calvatec Limited	Scotland